UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

The Hidden Sea USA, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

October 7, 2015

Physical Address of Issuer:

832 Hermosa Avenue
Hermosa Beach, CA 90254

Website of Issuer:

www.thehiddensea.com

Is there a co-issuer?

No

Name of intermediary through which the offering was or is being conducted:

Cultivate Capital Group LLC

CIK number of intermediary

0001768367

SEC file number of intermediary

8-70293

CRD number, if applicable, of intermediary

300634

Name of qualified third party "Escrow Agent" which the Offering utilizes or utilized

Enterprise Bank and Trust

Amount of compensation paid or to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of five percent (5%) of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of Securities sold in the Offering.

Type of security offered

Class B Common Stock ("Shares") of The Hidden Sea USA, Inc.

Target number of Securities offered

1,250,000

Price (or method for determining price)

$2.00

Target offering amount

$10,000

Oversubscriptions accepted:

Yes

Oversubscriptions will be allocated:

At the Company's discretion

Maximum offering amount (if different from target offering amount)

$2,500,000

Deadline to reach the target offering amount

November 14, 2024 unless extended by the issuer

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

_2_____

	Most recent fiscal year-end (2024) (Unaudited)	Prior fiscal year-end (2023) (Audited)
Total Assets	$151,842	$75,182
Cash & Cash Equivalents	$1,448	$24,182
Accounts Receivable	$958	$0
Short-term Debt	$0	$0
Long-term Debt	$1,000,381	$0
Revenues/Sales	$225,766	$0
Cost of Goods Sold	$113,140	$0
Taxes Paid	$0	$0
Net Income	$(1,098,328)	$(16,620)

The United States jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY U.S. JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

Rule 201(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the Issuer

Issuer:
The Hidden Sea USA, Inc.
832 Hermosa Avenue
Hermosa Beach, CA 90254
www.thehiddensea.com

The Hidden Sea USA, Inc. is a corporation formed in Delaware on October 7, 2015

Rule 201(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Issuer, all positions and offices with the Issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: (1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and (2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Name: Richard Vandenberg
Co-Founder

Better known as "Richie", Richie has a passion for wine and sustainable farming. Richie is a former elite AFL player and 4th-generation grape grower with over 10 years direct winery management experience. Richie is also an avid ocean kayaker; he's seen first-hand the destruction brought by ocean waste plastic around the globe.

Position: Co-Founder
Dates of Service: June 2023 to present
Responsibilities: Strategy, HR, Marketing, Sales, Logistics

Other business experience in the past three years:
Employer: Limestone Coast Wines Pty Ltd
Dates of Service: February 2013 until present
Responsibilities: CEO – Strategy, HR, Marketing, Sales, Logistics

Employer: Hawthorn Football Club
Dates of Service: December 2016 - December 2022
Responsibilities: CEO – Board Director

Name: Justin Moran
Co-Founder

Justin set up his first lawn mowing business in his local neighborhood age 15. From there he has enjoyed an entrepreneurial career spanning, food, wine and tech. Within 4 years of business , Justin helped Limestone Coast Wines grow rapidly to surpass industry leaders, and sold wine into 13 countries to a combination of customers, such as top global retailers, distributors and bottlers. An avid ocean lover, Justin is Co-Founder of The Hidden Sea USA Inc, committed to making premium wines and restoring the health of our oceans.

Position: Co-Founder
Dates of Service: June 2023 to present
Responsibilities: Brand Marketing and strategy, new business development, brand evangelism.

Other business experience in the past three years:
Employer: Limestone Coast Wines Pty Ltd
Dates of Service: February 2013 until present
Responsibilities: Co-Founder and Sales and Marketing Manager.

Rule 201(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Richie Holdings Pty Ltd, an entity owned and controlled by Richie Vandenberg, is the beneficial owner of 66% of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Skatter Corp Pty Ltd, an entity owned and controlled by Justin Moran, is the beneficial owner of 34% of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Rule 201(d) A description of the business of the Issuer and the anticipated business plan of the Issuer.

Company Overview

The Hidden Sea USA, Inc. ("Hidden Sea USA" or the "Company" or the "Issuer" or "We") is a United States based company that sells premium Australian wine under the trade name "The Hidden Sea." The Hidden Sea USA, Inc. was formed for the expansion into the United States market of Hidden Sea branded wines ("Hidden Sea Wine") – a brand owned by related companies and common management who have been successfully selling Hidden Sea Wine outside of the U.S. and now want to expand into the largest wine market in the world. All rights to sell Hidden Sea Wine in the United States reside in worldwide, as well as intellectual property rights to The Hidden Sea brands, reside in Hidden Sea USA.

Hidden Sea USA is taking the same skills and expertise that made Hidden Sea Wine successful in other countries in the past, and bringing that experience to the U.S. market.

The Hidden Sea Story

Richie Vandenberg and Justin Moran are the founders of the company that manufactures and sells Hidden Sea Wine outside the U.S., and now own and operate Hidden Sea USA, the company holding this securities offering. Having known of each other for many years, a chance meeting in Los Angeles by poolside got the two talking about the opportunities that existed in the global wine market and how they could do things differently. In February, 2013, they started a collaboration that led to Hidden Sea Wine, which comes from the Limestone Coast of South Australia.

26 million years ago, South Australia's incredible Limestone Coast was submerged by a vast ocean and home to a thriving marine ecosystem. A series of dramatic ice ages caused the ocean to recede, leaving the area rich with deep limestone deposits containing majestic, mineralized fossils. Ancient mineralized relics, including an extraordinary whale fossil and an extensive museum of marine life, now lay buried beneath the alluvial soils of this World Heritage Site. This incredible whale fossil contributes to the rich, fertile soil in the Limestone Coast vineyards, providing a natural and unique filtration system, perfect for growing the grapes that produce our award-winning Hidden Sea Wines.

At 8,000 square miles, the Limestone Coast covers an area the size of a small country. The region, situated between the culturally rich Australian cities of Melbourne and Adelaide, stretches from the wildlife rich saltwater wetlands of the Coorong to the Victorian border. The incredible area of land is a treasure trove of natural wonders, proudly boosting its status as a world heritage site for the unique caves filled with land and marine fossils from the past millions of years.

Comprised of 6 key regions, the Limestone Coast encompasses the world famous wine regions of Padthaway, Wrattonbully, Mount Benson, Robe, Mount Gambier and Coonawarra. The cool climate region is perfect for making Hidden Sea Wine's main varietals and the combination of maritime conditions and limestone rich soils makes it a unique region, with consistent vintages perfectly suited for grape growing which make up wines that are suited to U.S. consumer taste profiles.

The United States Wine Market

The United States wine market is number one in the world with a reported value of $63.69 billion in 2021 that was expected to expand at a compound annual growth rate (CAGR) of 6.8% from 2022 to 2030. One of the main reasons for the U.S. is the changing preferences of consumers. Wine is no longer seen as a luxury item reserved for special occasions, but rather as a beverage that can be enjoyed on a daily basis. This shift in consumer preferences has led to an increased demand for a wide variety of wines.

One of the key trends in the wine market in United States is the rise of organic and sustainable wines. Consumers are becoming more conscious of the environmental impact of their purchasing decisions and are seeking out wines that are produced using organic and sustainable methods.

Competition

The global wine industry is a highly competitive landscape, cluttered with thousands of small producers and with the larger multi-national producers flooding the market with thousands of labels. Historically, the market for wine was primarily one of local production and consumption. That paradigm has changed in the last few decades as a few of the more established wine drinking countries have seen their per capita consumption stagnate or decline. At the same time, several wine producing countries around the world have begun to make an impact on the export market in an attempt to expand their industries beyond their limited local markets. The result of this shift in market focus for some of the older wine producing countries plus the rise of new wine producing countries around the world has caused an increase in the competitive nature of the global wine market. Decreasing tariffs, logistical cost reductions and the lowering of certain trade barriers have afforded wine producers the opportunity to sell their products outside of their own region. This new international access is reshaping how wines are produced and consumed alike, and those producers and countries best able to adapt to this wider and more competitive playing field will gain significant national competitive advantage.

It is the Hidden Sea USA's view that the majority of its wine industry competitors are probably doing what everyone else does – they are trying to copy success. They've looked at what others are doing and may have also chosen a less sophisticated form of analyzing niches – e.g. women, Rose, Napa Valley, cool climate, Pinot Noir, etc.

Despite what the Hidden Sea USA considers to be a competitive advantage based on our marketing skills and quality products, there is significant competition in the wine market from various wine producers and distributors, many of whom are far more experienced, have greater financial resources and longer operating histories than the Hidden Sea USA.

The Hidden Sea U.S. Growth Plan

Everything about Hidden Sea USA is set up for growth. From our related company's winery capacity in Australia, to our logistic relationships and importer/distributor arrangements, we have the contacts and people to make expansion happen quickly and efficiently.

We have a team of people who are determined to make Hidden Sea USA fulfill its American potential. Hidden Sea USA is supported through our affiliated company in Australia by a team made up of U.S. and Australian wine industry veterans who will provide a wealth of local knowledge combined with the key people who have driven the growth of Hidden Sea Wines in Australian as well as other countries.

The Hidden Sea USA already has distribution in place in the U.S. We believe this gives Hidden Sea USA a strong position in terms of anticipated sales, orders and volumes. This is a position of strength we will look to build from quickly. With the huge U.S. wine market and its projected growth, we see the great potential for Hidden Sea USA.

Profit For Purpose

The Hidden Sea USA believes in "profit for purpose." Not only do we plan to grow our business to make a profit—we also plan to advance our mission to remove plastic from the ocean. This unique selling point offers wine buyers the opportunity to make a difference without changing their lifestyle or purchasing behavior—and investors the potential to grow with the business, while making a real impact on the health of the ocean. The Hidden Sea USA, Inc. makes this pledge: for every bottle of Hidden Sea Wine sold, we remove and recycle the equivalent by weight of 10 plastic bottles from the ocean. We do this through a partnership with our ocean health partners, ReSea Project and ZeroCo.

Our Wines

Our biggest priority is producing wines of character and depth that overdeliver for their price point. Hidden Sea Wine, through our affiliated companies, have been successfully produced for five countries around the world and are now everyday favorites for several consumers. The three core Hidden Sea Wines presently produced from the Limestone Coast of South Australia, are:

2024 Chardonnay
Palate: White nectarine and lemon peel, complemented by toasty vanillin oak, and buttery malolactic fermentation character. The fruit weight, intensity, and acid, join to make a delightful wine.
Aroma: Fleshy white peach and nectarine, with nougat and light spices

Color: Pale straw
Wine Analysis: ABV: 13.3%, pH: 3.44, Acidity: 5.91
Winemakers: Leisha Munro and Stephen Tierney

2021 Red Blend
Palate: Flavors of cherry, juicy mulberry, and plum, with generous fruit and spice
Aroma: Red berries and fruit cake spice, with vanilla and toasty notes
Color: Bright crimson red
Varietal Composition: 82% Shiraz, 17% Cabernet Sauvignon, 1% Malbec
Wine Analysis: ABV: 14.5%, pH: 3.58, Acidity: 6.1
Winemakers: Leisha Munro and Stephen Tierney

2024 Rosé
Palate: Light, yet luscious, with a juicy mid- palate, and cleansing zesty finish
Aroma: Berries and tropical fruits
Color: Very pale pastel pink
Varietal Composition: Shiraz, Pinot Gris, Sauvignon Blanc, Chard, Semillon,, and Merlot
Wine Analysis: ABV: 12.5%, pH:3.12, Acidity: 6.57
Winemaker: Leisha Munro

<u>Traction to Date</u>

The Hidden Sea USA Inc sales up until June 2024 were sold through Limestone Coast Wines Pty Ltd, an affiliated entity, to the US based importer that was appointed until that time. The Hidden Sea USA Inc commenced its self-import and sales model in June 2024 and since that date, accounts for all sales of The Hidden Sea brand in the USA.

The company has appointed an experienced sales director to manage the execution of the sales and marketing plan, supported by commission agents in key territories.

The Hidden Sea has achieved growing momentum of sales through its distribution network and now trades with the main beverage distributors throughout the USA. The brand has also achieved listings in the cruise line sector. The brand is on track to achieve its target goal for FY2025.

All upfront company, capital raising and market set up costs have been incurred and funded by the affiliated entity, Limestone Coast Wines Pty Ltd. These amounts are a capitalized non-current loan in the books and records of the company.

Notes to trading loss and investment made by the company in 2024

1. Significant investment and resource into ECF which outweighed the capital received.
2. Investment and resource in setting up all the brand assets required for USA
3. Costs associated with decision to move to self import model. Provides company with greater sales and marketing control and focus.

4. Costs associated with establishing, recruiting and appointing distributor relationships across the US.
5. Recruitment and appointment of in market CEO to execute the strategy
6. Investment in marketing to raise brand awareness and develop POS collateral
7. Attending consumer and trade events to build brand awareness

These decisions have set the company up well for 2025, and beyond.

Litigation

The Company knows of no litigation pending or threatened to which The Hidden Sea USA, Inc. is subject or may be a party, which it believes would have a material adverse effect on the Company or their business, and no such proceedings are known to be contemplated by governmental authorities or other parties.

Rule 201(e) The current number of employees of the Issuer.

There are 2 current employees of the issuer.

Rule 201(f) A discussion of the material factors that make an investment in the Issuer speculative or risky.

Please see the issuer's Form C filing for a list of risk factors.

Rule 201(m) A description of the ownership and capital structure of the Issuer

The following table sets forth information regarding beneficial ownership of the issuer's holders of 20% or more of any class of voting securities as of December 31, 2024.

Name	Number of Voting Securities Owned	Type of Security Owned	Percentage
Richie Holdings Pty Ltd	66	Class A Common Shares	66%
Skatter Corp Pty Ltd	34	Class A Common Shares	34%
Total	100	Class A Common Shares	100%

The Company's Securities

The Hidden Sea USA, Inc. has authorized two classes of securities: Class A Common Shares and Class B Common Shares. As part of the Regulation Crowdfunding offering, The Hidden Sea USA, Inc. did not offer any Class A Common Shares. As part of the Regulation Crowdfunding offering, The Hidden Sea USA, Inc. offered 1,250,000 Class B Common Shares.

Voting and Management Rights

There are no voting rights associated with The Hidden Sea USA, Inc. Class B Common Shares other than those reserved by Delaware law or set out in The Hidden Sea USA, Inc. Bylaws and any amendments thereto. All management decisions will lie with the Company's management and directors as well as Class A Common Shareholders.

Holders of The Hidden Sea USA, Inc. Class B Common Shares shall have practically no voting rights and take no part in the management or control of The Hidden Sea USA, Inc.'s business, and have no right or authority to act for The Hidden Sea USA, Inc. or to vote on matters other than the matters expressly set forth in The Hidden Sea USA, Inc. Bylaws or under Delaware law.

Crowdfunding Vehicle

All investors in this offering irrevocably agree and consent that the Subscription Agreement each signs shall give The Hidden Sea USA, Inc. the right to assign the Subscription Agreement, and to assign all Class B Common shareholders who invest in this Regulation Crowdfunding offering, to and into a "crowdfunding vehicle" named The Hidden Sea USA CF SPV, LLC in The Hidden Sea USA, Inc.'s absolute discretion at any time in the future. Ownership interests in the crowdfunding vehicle shall be on a one-to-one basis and a dollar-for-dollar basis with the Class B Common Shares is so assigned. There will be no economic difference to an investor between ownership of the Class B Common Shares in this offering and the equity held in the crowdfunding vehicle if assigned. Such a move would be undertaken primarily to avoid having a large number of names on the Company's cap table, which may be beneficial in the future for merger, acquisition or other purposes. All investors in this offering also hereby irrevocably agree and consent that the Subscription Agreement shall give The Hidden Sea USA, Inc. and its management or assigns the right and power of attorney to execute on the investor's behalf any document necessary (including but not limited to a joinder) that binds the investor to the Bylaws and any amendments thereto by The Hidden Sea USA, Inc. and any Limited Liability Company Agreement or any amendment thereto of The Hidden Sea USA CF SPV, LLC now, or in the future. All investors in this offering irrevocably waive the right to personally sign a joinder or similar document to be bound by The Hidden Sea USA CF SPV, LLC Limited Liability Company Agreement.

Transferability of securities

For a year, the securities you are purchasing in this offering can only be resold:
• In an IPO;
• To the company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

The Hidden Sea USA, Inc. has made no issuances of securities other than to its founders and with those shares reserved by the creation of an Equity Incentive Plan within the last three years other than those sold or granted as part of the Regulation Crowdfunding offering.

The Hidden Sea USA, Inc.'s funding, other than funds raised in the Regulation Crowdfunding offering, in the past three years has come from Limestone Coast Wines Pty Ltd.

A description of how the exercise of rights held by the principal shareholders of the Issuer could affect the purchasers of the securities being offered.

The exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities offered in a number of ways. For additional disclosure, please review the Form C previously filed, as well as all corporate documents attached to said filings.

The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

See answer to section titled "*Rule 201(m) A description of the ownership and capital structure of the Issuer*" above.

How the securities being offered are being valued, and examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

The pre-money valuation of the issuer for the Regulation Crowdfunding offering was $25,000,000.00. The valuation was based on projections of management and other subjective valuation criteria.

The risks to purchasers of the securities relating to minority ownership in the Issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

As a minority holder of Shares of The Hidden Sea USA, Inc., you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering will have virtually no voting rights may have rights less than those of other investors, and will have limited influence on the corporate actions of The Hidden Sea USA, Inc.

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional securities. In other words, when the company issues more securities, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of securities outstanding could result from a stock offering (such as an initial public offering, another equity crowdfunding round, a venture capital round, angel investment, employees or others exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, convertible shares or warrants) into shares.

If The Hidden Sea USA, Inc. decides to issue more securities, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share.

Also please see the discussion above in the section titled: *Rule 201(f) A discussion of the material factors that make an investment in the Issuer speculative or risky*.

A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

For a year, the securities you are purchasing in this offering can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Rule 201(p) A description of the material terms of any indebtedness of the Issuer, including the amount, interest rate, maturity date and any other material terms.

The Hidden Sea USA, Inc. has debt in the amount of $1,000,381 to a related party as of the date of this offering Statement.

Rule 201(q) A description of exempt offerings conducted within the past three years.

The Hidden Sea USA, Inc. raised $137,969 in its Regulation Crowdfunding offering.

Rule 201(r) A description of any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, to which the Issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the Issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the Issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the report or report is filed, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.

Rule 201(s) A discussion of the Issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Investors should read the following discussion and analysis of the Issuer's financial condition and results of operations together with the Issuer's financial statements and the related notes and other financial information included elsewhere in this report. Some of the information in this discussion and analysis, including information regarding the strategy and plans for the Issuer's business, includes forward-looking statements that involve risks or uncertainties. You should review the Issuer's response to Rule 201(f) ("Risk Factors") for a discussion of important factors that could cause actual results to differ materially from the results described or implied by the forward-looking statements contained in the following discussion and analysis.

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes attached to this document. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections above.

Statements, other than statements of historical facts, included in this Offering Statement and its exhibits address activities, events or developments that The Hidden Sea USA, Inc., and its management anticipate will or may occur in the future. These forward-looking statements include such things as investment objectives, business strategy, estimated future capital expenditures, competitive strengths and goals, references to future success, and other similar matters. These statements are based on certain assumptions and analyses made by The Hidden Sea USA, Inc., and its management in light of their experience and their perception of historical trends, current conditions and expected future developments. However, whether actual results will conform with these expectations is subject to a number of risks and uncertainties, many of which are beyond the control of The Hidden Sea USA, Inc., including general economic, market or business conditions, changes in laws or regulations, uncertainties concerning the price of gas and oil, and other risks. Thus, all of the forward-looking statements made in this document and its exhibits are qualified by these cautionary statements. There can be no assurance that actual results will conform with the expectations of The Hidden Sea USA, Inc., and its management.

Please see the financial statements attached for subsequent events and applicable disclosures.

2024 Results of Operations, Liquidity and Capital Resources

The Hidden Sea USA, Inc. had revenues of $225,766 in 2024, an increase over 2023 revenues of $0. In addition, the cost of goods sold was $113,140 in 2024 to $0 in 2023. Cash consists of funds held in the Company's checking account. As of December 31, 2024 and 2023, the Company had $1,448 and $24,181 of cash on hand, respectively. For additional information on Operations, Liquidity and Capital Resources, please review this document and its attachments in their entirety.

Rule 201(x) Whether the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Hidden Sea USA, Inc.

/s/ Richard Vandenberg
(Signature)

Richard Vandenberg
(Name)

Co-Founder
(Title)

April 30, 2025

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Richard Vandenberg
(Signature)

Richard Vandenberg
(Name)

Principal Executive Officer, Principal Financial Officer,
Principal Accounting Officer and Co-Founder
(Title)

April 30, 2025

EXHIBIT
FINANCIAL STATEMENTS

THE HIDDEN SEA USA, INC.
BALANCE SHEET
As of June 30, 2024 and 2023
See Notes to the Financial Statements

	FYE 2024	FYE 2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,448	$ 24,182
Receivables	77,458	42,500
Total current assets	78,906	66,682
Other assets	72,936	8,500
Total Assets	**$ 151,842**	**$ 75,182**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Payables		
Non-Current Liabilities	111,820	0
Due to affiliate	1,000,381	119,896
Total Non-Current Liabilities	1,000,381	119,896
Total Liabilities	1,112,201	119,896
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares of $0.00001 par value per share, authorized, 10,000,000 and 10,000,000 shares issued and outstanding as of June 30, 2024 and 2023, respectively)	137,969	0
Retained earnings, less distributions	(1,098,328)	(44,714)
Total Shareholders' Equity	(960,359)	(44,714)
Total Liabilities and Shareholders' Equity	**$ 151,842**	**$ 75,182**

THE HIDDEN SEA USA, INC.
STATEMENT OF OPERATIONS
For Fiscal Years Ended June 30, 2024 and 2023
See Notes to the Financial Statements

	FYE 2024	FYE 2023
Revenues	$ 225,766	$ 0
Less Cost of goods	113,140	0
Gross Margin	112,626	0
Less Operating expenses		
Operating expenses	1,210,954	16,620
Total operating expenses	1,210,954	16,620
Net Operating Income (Loss)	(1,098,328)	(16,620)
Net Income (Loss)	$ (1,098,328)	$ (16,620)

THE HIDDEN SEA USA, INC.
NOTES TO FINANCIAL STATEMENTS
For Fiscal Years Ended June 30, 2024 and 2023

NOTE 1 – NATURE OF OPERATIONS

THE HIDDEN SEA USA, INC. (which may be referred to herein as the "Company", "we," "us," or "our") was incorporated in Delaware on October 7, 2015. The Company aims to clean the ocean from pollutants.

Since inception, the Company has relied on contributions from owners and securing related party loans to fund its operations. As of June 30, 2024, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. During the next twelve months, the Company intends to fund its operations with a combination of a capital loan from a related entity and funding from revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2024, the Company faced economic uncertainty due to the economic conditions, including rising inflation and interest rates, in the United States.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of June 30, 2024 and 2023, the Company had $1,448 and $24,182 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. The Company has not recorded any impairment of intangible assets as of June 30, 2024.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's has not yet generated significant revenues.

Startup Costs
Under the principles of ASC 720, the Company expenses startup, pre-operation, or organization costs in the period they are incurred.

Accounts Receivable
The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its financial statements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04")*. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"),* which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this standard in 2022, which did not have a material impact on Company's financial condition or results of operations.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"),* as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3 – FIXED AND INTANGIBLE ASSETS

The Company has not yet acquired significant fixed or intangible assets.

NOTE 4 – INCOME TAX PROVISION

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of June 30, 2024 and 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of June 30, 2024, the Company had federal net operating loss ("NOL") carryforwards which can be used to offset up to 80 percent of a future year's taxable income. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of June 30, 2024 and 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of June 30, 2024 and 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its federal and state jurisdictions for each year in which a tax return was filed.

NOTE 5 – EQUITY

Common Stock
The Company's authorized share capital as of June 30, 2024 consists 10,000,000 shares, $0.00001 par value per share, designated as common shares.

NOTE 6 – DEBT

As of June 30, 2024, the Company had borrowed, on a revolving, unsecured basis, a total of $1,000,381 from its affiliated company, Limestone Coast Wines Pty Ltd. The affiliate payable is classified as a non-current liability.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related party transactions as of the balance sheet date other than outlined in Note 6. The Company, may, from time to time, engage in transaction that are not guaranteed to be at arm's length in the future.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company did not enter into any material operating leases as of June 30, 2024 and 2023.

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2024 and 2023, the Company is not subject to litigation.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The accompanying financial statements do not include any adjustments that might result from uncertainty that the Company may not be able to continue as a going concern if it exhausts its cash resources pursuing profitable operations.

NOTE 10 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through December 31, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.